Exhibit 4.71

Guarantee and Indemnity
Dated 14 December 2018

(1) Dryships Inc.
(2) Deutsche Bank Aktiengesellschaft Filiale Deutschlandgeschaft

Stephenson Harwood LLP 1 Finsbury Circus. London EC2M 75H T: +44 20 7329 4422 F: +44 20 7329 7100 DX: 64 Chancery lane I www.shlegal.com	STEPHENSON HARWOOD

Contents		Page
1	Definitions and Interpretation	2
2	Representations and Warranties	3
3	Guarantee and Indemnity	4
4	Preservation of Guarantor's Liability	5
5	Preservation of Lender's Rights	6
6	Undertakings	7
7	Payments	9
8	Currency	11
9	Set-Off	12
10	Application of Moneys	12
11	Partial Invalidity	12
12	Further Assurance	13
13	Miscellaneous	13
14	Notices	13
15	Law and Jurisdiction	13

Guarantee and Indemnity
Dated 14 December 2018
By:
(1)
Dryships Inc., a company incorporated according to the law of the Marshall Islands whose registered address is at The Trust Company of the Marshall Islands, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the "Guarantor")

In favour of:
(2)	Deutsche Bank Aktiengesellschaft Filiale Deutschlandgeschaft acting through its office at Adolphsplatz 7, 20457 Hamburg, Germany (the "Lender").
Whereas:
(A)
The Lender has agreed to lend to Cerise Shipping Corp., a company incorporated according to the law of the Marshall Islands (the "Borrower"), an amount not exceeding the lesser of (i) thirty million Dollars ($30,000,000) and (ii) sixty per cent (60%) of the Fair Market Value of the Borrower's wholly owned Maltese flag vessel "BOTAFOGO" (the "Vessel") (as defined therein) (the "Loan") on the terms and subject to the conditions set out in a loan agreement dated 20 January 2010 (the "Original Loan Agreement") as amended and restated by a first deed of amendment and restatement dated 8 December 2010 (the "First Deed of Amendment and Restatement") and a second deed of amendment and restatement dated 19 October 2012 and as further amended and supplemented by a third supplemental agreement dated 27 April 2016, a fourth deed supplemental agreement dated 22 January 2018 and a fifth supplemental agreement dated 19 September 2018 (the "Fifth Supplemental Agreement") made between the Borrower (as borrower) and the Lender (as lender), (the "Loan Agreement").

(B)
Pursuant to the Loan Agreement and as a condition to the Lender to make the Loan available to the Borrower, Cardiff Marine Inc. (the "First Original Guarantor") entered into a guarantee and indemnity in favour of the Lender dated 20 January 2010 (the "First Guarantee").

(C)
Pursuant to the First Deed of Amendment and Restatement, and as a condition to the Lender to continue to make the Loan available to the Borrower, TMS Tankers Ltd. (the "Second Original Guarantor") entered into a guarantee and indemnity in favour of the Lender dated 8 December 2010 (the "Second Guarantee").

(D)	The Lender agreed to release the First Guarantor from the First Guarantee on 30 June 2015.
(E)
As a result of Oil Tankers Investments Inc. having acquired all of the issued share capital of the Borrower from Lilac Shipmanagement S.A., the Lender has agreed to release the Second Original Guarantor from the Second Guarantee and the Borrower has, amongst other things, agreed to procure that the Guarantor execute and deliver this Guarantee and Indemnity in favour of the Lender.

This Deed witnesses as follows:
1	Definitions and Interpretation
1.1	In this Guarantee and Indemnity:
"Default Rate" means interest at the rate calculated in accordance with clause 7.9 of the Loan Agreement.
"Finance Documents" means the Loan Agreement, any Master Agreement, the Security Documents and any other document designated as such by the Lender and the Borrower and "Finance Document" means any one of them.
"GAAP" means generally accepted accounting principles in the United States of America.
"Guarantor's Liabilities" means all of the liabilities and obligations of the Guarantor to the Lender under or pursuant to this Guarantee and Indemnity, from time to time, whether in respect of principal, interest, costs or otherwise and whether present, future, actual or contingent.
"Guarantor's Security Documents" means this Guarantee and Indemnity and any and all documents which may at any time be executed by the Guarantor as security for the payment of all or any part of the Guarantor's Liabilities.
"Indebtedness" means the aggregate from time to time of: the amount of the Loan outstanding; all accrued and unpaid interest on the Loan; and all other sums of any nature (together with all accrued and unpaid interest on any of those sums) payable by the Borrower to the Lender under all or any of the Finance Documents.
"Original Financial Statements" means the audited consolidated financial statements of the Guarantor for the financial year ended 2017.
1.2
Unless otherwise specified in this Guarantee and Indemnity, or unless the context otherwise requires; all words and expressions defined or explained in the Loan Agreement shall have the same meanings when used in this Guarantee and Indemnity.

1.3	In this Guarantee and Indemnity:
1.3.1	words denoting the plural number include the singular and vice versa;
1.3.2	words denoting persons include corporations, partnerships, associations of persons (whether incorporated or not) or governmental or quasi- governmental bodies or authorities and vice versa;
1.3.3	references to Clauses are references to clauses of this Guarantee and Indemnity;
1.3.4	references to this Guarantee and Indemnity include the recitals to this Guarantee and Indemnity;

1.3.5	the headings and contents page(s) are for the purpose of reference only, have no legal or other significance, and shall be ignored in the interpretation of this Guarantee and Indemnity;
1.3.6
references to any document (including, without limitation, to any of the Finance Documents) are, unless the context otherwise requires, references to that document as amended, supplemented, novated or replaced from time to time;

1.3.7	references to statutes or provisions of statutes are references to those statutes, or those provisions, as from time to time amended, replaced or re- enacted;
1.3.8	references to the Lender include its successors, transferees and assignees; and
1.3.9	words and expressions defined or explained in the Master Agreement, unless the context otherwise requires, have the same meanings.
1.4	The Guarantor agrees to be bound by clause 1.4 (Contractual recognition of bail-in) of the Loan Agreement as if it is a party to the Loan Agreement.
1.5
This Guarantee and Indemnity incorporates the data protection information under the EU General Data Protection Regulation for authorized representatives/agent of "legal entities" of Deutsche Bank Aktiengesellschaft, a copy of which terms is attached as Appendix 1.

2	Representations and Warranties
The Guarantor represents and warrants to the Lender at the date of this Guarantee and Indemnity and (by reference to the facts and circumstances then pertaining) on each day throughout the Facility Period that:
2.1
all representations and warranties given by the Borrower in the Loan Agreement in respect of the Guarantor and/or the Guarantor's Security Documents are and will remain correct and none of them is or will become misleading; and

2.2
the Guarantor is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation and has the power to own its assets and to carry on its business as it is being conducted; and

2.3
the Guarantor has the power to enter into and perform the Guarantor's Security Documents and has taken all necessary action to authorise its entry into and performance of the Guarantor's Security Documents; and

2.4
the Guarantor is not insolvent or in liquidation or administration or subject to any other formal or informal insolvency procedure, and no receiver, administrative receiver, administrator, liquidator, trustee or analogous officer has been appointed in respect of the Guarantor or all or any part of its assets; and

2.5	this Guarantee and Indemnity constitutes legal, valid, binding and enforceable obligations of the Guarantor and each of the other Guarantor's Security Documents will, when executed and delivered by the Guarantor, constitute legal, valid, binding and enforceable obligations of the Guarantor; and
2.6
all consents, licences, approvals and authorisations of, or registrations with or declarations to, any governmental authority, bureau or agency which _may be required in connection with the entry into, performance, validity or enforceability of the Guarantor's Security Documents have been obtained or made and remain in full force and effect and the Guarantor is not aware of any event or circumstance which could reasonably be expected adversely to affect the right of the Guarantor to hold and/or obtain renewal of any such consents, licences, approvals or authorisations; and

2.7
(other than as disclosed to the Lender prior to the date of this Guarantee and Indemnity) no litigation, arbitration or administrative proceeding of or before any court, arbitral body or agency which if adversely determined, might reasonably be expected to have a material adverse effect on the business or financial condition of the Guarantor have (to the best of the Guarantor's knowledge and belief) been started or threatened against the Guarantor; and

2.8
the entry into and performance of the Guarantor's Security Documents will not conflict with the constitutional documents of the Guarantor or any law or regulation or document applicable to, or binding on, the Guarantor or any of its assets; and

2.9	the Guarantor is not required to make any deduction or withholding from any payment which it may be obliged to make to the Lender under or pursuant to any of the Guarantor's Security Documents; and
2.10
it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Guarantor's Security Documents that it be filed, recorded or enrolled with any court or other authority in any country or that any stamp, registration or similar tax be paid on or in relation to any of the Guarantor's Security Documents; and

2.11	the Guarantor is not in breach of, or default under, any agreement of any sort binding on it or on all or any part of its assets; and
2.12
the Guarantor is not aware of any material facts or circumstances which have not been disclosed to the Lender and which might, if disclosed, have adversely affected the decision of a person considering whether or not to make loan facilities of the nature contemplated by the Loan Agreement available to the Borrower; and

2.13	the Guarantor has received a copy of the Loan Agreement and approves of, and agrees to, the terms and conditions of the Loan Agreement.
3	Guarantee and Indemnity
The Guarantor:
3.1
irrevocably and unconditionally guarantees the due and punctual observance and performance by the Borrower of all its obligations under the Finance Documents including, without limitation, the due and punctual payment of each and every part of the Indebtedness in accordance with the terms of the Finance Documents so that, if any of the Indebtedness is not paid when it is due and payable, whether on maturity or otherwise, the Guarantor will, immediately on demand, make such payment to the Lender in the manner specified by the Lender, together with interest on the amount demanded at the rate accruing on the same under the Loan Agreement from the date of demand until the date of payment, both before and after judgment; and
3.2
agrees, as a separate and independent obligation, that, if any of the Indebtedness is not recoverable from the Guarantor under Clause 3.1 for any reason, the Guarantor will be liable as a principal debtor by way of indemnity for the same amount as that for which the Guarantor would have been liable had that Indebtedness been recoverable, and agrees to discharge its liability under this Clause 3.2 by making payment to the Lender Immediately on demand together with interest on the amount demanded at the rate accruing on the same under the Loan Agreement from the date of demand until the date of payment, both before and after judgment.

4	Preservation of Guarantor's Liability
4.1	This Guarantee and Indemnity is a continuing security for the full amount of the Indebtedness from time to time until the expiry of the Facility Period.
4.2	The Lender may without the Guarantor's consent and without notice to the Guarantor and without in any way releasing or reducing the Guarantor's Liabilities:
4.2.1	amend, vary, novate, or replace any of the Finance Documents (other than the Guarantor's Security Documents); and/or
4.2.2
agree with the Borrower to increase or reduce the amount of the Loan, or vary the terms and conditions for its repayment or prepayment (including, without limitation, the rate and/or method of calculation of interest payable on the Loan); and/or

4.2.3	allow any time or other indulgence to any of the other Security Parties under or in connection with any of the Finance Documents; and/or
4.2.4	renew, vary, release or refrain from enforcing any of the Finance Documents (other than the Guarantor's Security Documents); and/or
4.2.5	compound with any of the other Security Parties; and/or
4.2.6	enter into, renew, vary or terminate any other agreement or arrangement with any of the other Security Parties; and/or
4.2.7	do or omit or neglect to do anything which might, but for this provision, operate to release or reduce the liability of the Guarantor under this Guarantee and Indemnity.
4.3	The Guarantor's Liabilities shall not be affected by:
4.3.1	the absence of, or any defective, excessive or irregular exercise of, any of the powers of any of the other Security Parties; nor
4.3.2
any security given or payment made to the Lender by any of the other Security Parties being avoided or reduced under any law (whether English or foreign) relating to bankruptcy or insolvency or analogous circumstance in force from time to time; nor

4.3.3
any change in the constitution of the Guarantor or of any of the other Security Parties or of the Lender or the absorption of or amalgamation by the Lender in or with any other entity or the acquisition of all or any part of the assets or undertaking of the Lender by any other entity; nor

4.3.4	the liquidation, administration, receivership, bankruptcy or insolvency of the Guarantor or any of the other Security Parties; nor
4.3.5
any of the Finance Documents (other than this Guarantee and Indemnity) being defective, void or unenforceable, or the failure of any other person to ·provide the Lender with any security, guarantee or indemnity envisaged by the Loan Agreement; nor

4.3.6	any composition, assignment or arrangement being made by any of the other Security Parties with any of its creditors; nor
4.3.7	anything which would, but for this provision, have released or reduced the liability of the Guarantor to the Lender.
4.4
If this Guarantee and Indemnity ceases for any reason whatsoever to be continuing, the Lender may open a new account or accounts in the name of the Borrower. If the Lender does not open such a new account or accounts, it shall nevertheless be treated as if it had done so at the time that this Guarantee and Indemnity ceased to be continuing whether by termination, calling in or otherwise, in relation to the Borrower. As from the time of opening or deemed opening of a new account or accounts, all payments made to the Lender by or on behalf of the Borrower shall be credited or be treated as having been credited to the new account or accounts and shall not operate to reduce the amount for which this Guarantee and Indemnity is available at that time, nor shall the liability of the Guarantor under this Guarantee and Indemnity in any manner be reduced or affected by any subsequent transactions, receipts or payments.

5	Preservation of Lender's Rights
5.1
This Guarantee and Indemnity is in addition to any other security, guarantee or indemnity now or in the future held by the Lender in respect of the Indebtedness, whether from the Borrower, the Guarantor or any other person, and shall not merge with, prejudice or be prejudiced by, any such security, guarantee or indemnity or any contractual or legal right of the Lender.

5.2
Any release, settlement, discharge or arrangement relating to the Guarantor's Liabilities shall be conditional on no payment, assurance or security received by the Lender in respect of the Indebtedness being avoided or reduced under any law (whether English or foreign) in force from time to time relating to bankruptcy, insolvency or any (in the opinion of the Lender) analogous circumstance, and, after any such avoidance or reduction, the Lender shall be entitled to exercise all of its rights, powers, discretions and remedies under or pursuant to the Guarantor's Security Documents and/or any other rights, powers, discretions or remedies which it would otherwise have been entitled to exercise, as if no release, settlement, discharge or arrangement had taken place.

5.3
The Lender shall be entitled to retain the Guarantor's Security Documents until the Lender is satisfied in its discretion that it will not have to make any payment under any law referred to in Clause 5.2.

5.4	Until the expiry of the Facility Period the Guarantor shall not:
5.4.1	be entitled to participate in any sums received by the Lender in respect of any of the Indebtedness; nor
5.4.2	be entitled to participate in any security held by the Lender in respect of any of the Indebtedness nor stand in the place of, or be subrogated for, the Lender in respect of any such security; nor
5.4.3
take any step to enforce any claim against any of the other Security Parties (or their respective estates or effects), nor claim or exercise any right of set-off or counterclaim against any of the other Security Parties, nor make any claim in the bankruptcy or liquidation of any of the other Security Parties, in respect of any sums paid by the Guarantor to the Lender or in respect of any sum which includes the proceeds of realisation of any security held by the Lender under or pursuant to any of the Guarantor's Security Documents; nor

5.4.4
take any steps to enforce any other claim which it may have against any of the other Security Parties without the prior written consent of the Lender, and then only on such terms and subject to such conditions as the Lender may impose.

5.5
The Lender may, but shall not be obliged to, resort for its own benefit to any other means of payment at any time and in any order it thinks fit without releasing or reducing the Guarantor's Liabilities.

5.6
The Lender may enforce any of the Guarantor's Security Documents either before or after resorting to any other means of payment without entitling the Guarantor to any benefit from or share in any such other means of payment until the expiry of the Facility Period.

5.7	The Guarantor agrees that it is, and will throughout the Facility Period remain, a principal debtor in respect of the Guarantor's Liabilities.
5.8
No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under the Guarantor's Security Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in the Guarantor's Security Documents are cumulative and not exclusive of any rights or remedies provided by law.

6	Undertakings
6.1
The Guarantor shall pay to the Lender within five (5) days as of a written demand on a full indemnity basis all costs and expenses incurred by the Lender in or about or incidental to the exercise by it of its rights under any of the Guarantor's Security Documents, together with interest at the Default Rate on the amount demanded from the date of demand until the date of payment, both before and after judgment, which interest shall be compounded with the amount demanded at the end of such periods as the Lender may reasonably select.
6.2
The Guarantor has not taken, and will not take without the prior written consent of the Lender (and then only on such terms and subject to such conditions ·as the Lender may impose), any security from any of the other Security Parties in connection with this Guarantee and Indemnity, and any security taken by the Guarantor notwithstanding this Clause shall be held by the Guarantor in trust for the Lender absolutely as a continuing security for the Guarantor's Liabilities.

6.3	The Guarantor will observe and perform any and all covenants and undertakings in the Loan Agreement whose observance and performance by the Guarantor the Borrower has undertaken to procure.
6.4
The Guarantor shall supply to the Lender as soon as the same become available, but in any event within one hundred and eighty (180) days after the end of the Guarantor's financial years, its audited consolidated financial statements for that financial year, together with a compliance certificate, signed by a director or an authorised signatory of the Guarantor confirming compliance with this Guarantee and Indemnity at the date as at which those financial statements were drawn up and any further information representing its financial completion (included but not limited to cash flow forecasts) upon the request of the Lender. Each set of financial statements:

6.4.1
shall be certified by a director or officer or an authorised signatory of the Guarantor as fairly representing its financial condition as at the date at which those financial statements were drawn up; and

6.4.2
shall be prepared using GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements unless, in relation to any set of financial statements, the Guarantor notifies the Lender that there has been a change in GAAP, the accounting practices or reference periods and the Guarantor's auditors deliver to the Lender:

(a)	a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which the Original Financial Statements were prepared; and
(b)
sufficient information, in form and substance as may be reasonably required by the Lender, to enable the Lender to make an accurate comparison between the financial position indicated in those financial statements and that indicated in the Original Financial Statements.

6.5
The Guarantor shall supply to the Lender as soon as the same become available, but in any event within ninety (90) days after the end of June and December during each of the Guarantor's financial years, the Guarantor's unaudited semi-annual consolidated financial statements for that year together with a compliance certificate, signed by a director or an authorised signatory of the Guarantor confirming compliance with this Guarantee and Indemnity at the date as at which those financial statements were drawn up.
6.6	The Guarantor shall supply to the Lender:
6.6.1
promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any of the Security Parties and which might, if adversely determined, have a material adverse effect on the business or financial condition of any of the Security Parties; and

6.6.2	promptly, such further information regarding the financial condition, business and operations of any of the Security Parties as the Lender may reasonably request.
6.7	The Guarantor shall not without the prior written consent of the Lender make any substantial change to the general nature of its business from that carried on the date of this Guarantee.
6.8	At all times during the Facility Period the Guarantor shall maintain:
6.8.1	Working Capital in an amount greater than $0;
6.8.2	Cash and Cash Equivalents (on a consolidated basis) in an amount not less than $15,000,000;
6.8.3	a ratio of (i) Total Net Liabilities to (ii) Total Market Value Adjusted Assets (minus Cash and Cash Equivalents) of less than 0.50:1; and
6.8.4	Total Market Value Adjusted Assets minus Total Liabilities of not less than $150,000,000.
For the purposes of this Clause 6.8:
"Cash and Cash Equivalents" means, at any relevant time, the aggregate of:
(a)	cash in hand or on deposit with any bank; and
(b)	any other marketable instrument approved by the Lenders,
which are free from any Encumbrance and/or restrictions and to which a Group Member is beneficially entitled at that time and which are readily available to the Group Members of the Guarantor and capable of being applied against Financial Indebtedness, but also including any cash deposit which is blocked and/or otherwise restricted and/or subject to any Encumbrance if the sole purpose of such deposit and/or restriction and/or Encumbrance is the maintenance of a minimum liquidity covenant under borrowing arrangements of any Group Member, as demonstrated by the then most recent financial statements in respect of the Guarantor.
"Fleet Market Value" means, as of the date of calculation, the aggregate of:
(a)	the Fair Market Value of the Vessel; and

(b)	the aggregate Fair Market Value of all other Fleet Vessels (other than the Vessel), as most recently determined pursuant to valuations of such vessels.
"Fleet Vessels" means the Vessel and any other vessel owned by any Group Member (but excluding vessels under construction).
"Group" means the Guarantor and its subsidiaries.
"Group Member" means the Borrower and any other entity which is part of the Group.
"Total Liabilities" means, at any time, the book value of the "Total Liabilities" of the Group as demonstrated by the then most recent financial statements in respect of the Group.
"Total Market Value Adjusted Assets" means, at any time, the aggregate of (a) the book value of the "Total Assets" of the Group (excluding Fleet Vessels) as demonstrated by the then most recent financial statements in respect of the Group and (b) the Fleet Market Value.
"Total Net Liabilities" means, at any time the Total Liabilities minus Cash and Cash Equivalents, each as demonstrated by the then most recent financial statements in respect of the Group.
"Working Capital" means, at any time, the current assets less the current liabilities of the Group (excluding the current liabilities maturing six months after the relevant calculation date), each as demonstrated by, and calculated in accordance with, the then most recent financial statements in respect of the Group.
7	Payments
7.1
All amounts payable by the Guarantor under or pursuant to any of the Guarantor's Security Documents shall be paid to such accounts at such banks as the Lender may from time to time direct to the Guarantor in the relevant currency in same day funds for immediate value. Payment shall be deemed to have been received on the date on which the Lender receives authenticated advice of receipt, unless that advice is received by the Lender on a day other than a Business Day or at a time of day (whether on a Business Day or not) when the Lender in its discretion considers that it is impossible or impracticable to utilise the amount received for value that same day, in which event the payment in question shall be deemed to have been received on the Business Day next following the date of receipt of advice by the Lender.

7.2
All payments to be made by the Guarantor pursuant to any of the Guarantor's Security Documents shall, subject only to Clause 7.3, be made free and clear of and without deduction for or on account of any taxes or other deductions, withholdings, restrictions, conditions, set-offs or counterclaims of any nature, and the Guarantor will not claim any equity in respect of any payment due from it to the Lender under or in relation to this Guarantee and Indemnity.

7.3
If at any time any law requires (or is interpreted to require) the Guarantor to make any deduction or withholding from any payment, or to change the rate or manner in which any required deduction or withholding is made, the Guarantor will promptly notify the Lender and, simultaneously with making that payment, will pay whatever additional amount (after taking into account any additional taxes on, or deductions or withholdings from, or restrictions or conditions on, that additional amount) is necessary to ensure that, after making the deduction or withholding, the Lender receives a net sum equal to the sum which it would have received had no deduction or withholding been made.
7.4
If at any time the Guarantor is required by law to make any deduction or withholding from any payment to be made by it pursuant to any of the Guarantor's Security Documents, the Guarantor will pay the amount required to be deducted or withheld to the relevant authority within the time allowed under the applicable law and will, no later than thirty days after making that payment, deliver to the Lender an original receipt issued by the relevant authority, or other evidence acceptable to the Lender, evidencing the payment to that authority of all amounts required to be deducted or withheld.

7.5
If the Guarantor pays any additional amount under Clause 7.3, and the Lender subsequently receives a refund or allowance from any tax authority which the Lender identifies as being referable to that increased amount so paid by the Guarantor, the Lender shall, as soon as reasonably practicable, pay to the Guarantor an amount equal to the amount of the refund or allowance received, if and to the extent that it may do so without prejudicing its right to retain that refund or allowance and without putting itself in any worse financial position than that in which it would have been had the relevant deduction or withholding not been required to have been made. Nothing in this Clause 7.5 shall be interpreted as imposing any obligation on the Lender to apply for any refund or allowance nor as restricting in any way the manner in which the Lender organises its tax affairs, nor as imposing on the Lender any obligation to disclose to the Guarantor any information regarding its tax affairs or tax computations.

7.6
Any certificate or statement signed by an authorised signatory of the Lender purporting to show the amount of the Indebtedness or of the Guarantor's Liabilities (or any part of any of them) or any other amount referred to in any of the Finance Documents shall, save for manifest error or on any question of law, be conclusive evidence as against the Guarantor of that amount.

8	Currency
8.1	The Guarantor's liability under this Guarantee and Indemnity is to discharge the Indebtedness in the currency in which it is expressed to be payable (the "Agreed Currency").
8.2
If at any time the Lender receives (including by way of set off as described in Clause 9) any payment by or on behalf of the Guarantor in a currency other than the Agreed Currency, that payment shall take effect as a payment to the Lender of the amount in the Agreed Currency which the Lender is able to purchase (after deduction of any relevant costs) with the amount of the payment so received in accordance with its usual practice.

8.3
To the extent that any payment to the Lender (whether by the Guarantor or any other person and whether under any judgment or court order or otherwise) in a currency other than the Agreed Currency shall on actual conversion into the Agreed

Currency fall short of the relevant amount of the Indebtedness expressed in the Agreed Currency, then the Guarantor as a separate and independent obligation will indemnify the Lender against the shortfall.
9	Set-Off
9.1
The Guarantor irrevocably authorises the Lender at any time to set off without notice any sums then due and payable by the Guarantor to the Lender under this Guarantee and Indemnity (irrespective of the branch or office, currency or place of payment) against any credit balance from time to time standing on any account of the Guarantor (whether current or otherwise, whether or not subject to notice and whether or not that credit balance is then due to the Guarantor) with any branch of the Lender in or towards satisfaction of the Guarantor's Liabilities and, in the name of the Lender or the Guarantor, to do all acts (including, without limitation, purchasing or converting or exchanging any currency) which may be required to effect such set-off.

9.2
Despite any term to the contrary in relation to any deposit or credit balance at any time on any account of the Guarantor with the Lender, no such deposit or credit balance shall be repayable or capable of being assigned, mortgaged, charged or otherwise disposed of or dealt with by the Guarantor until the Guarantor's Liabilities have been discharged in full, but the Lender may from time to time permit the withdrawal of all or any part of any such deposit or balance without affecting the continued application of this Clause.

10	Application of Moneys
10.1
All sums which the Lender receives under or in connection with any of the Guarantor's Security Documents shall, unless otherwise agreed by the Lender or otherwise provided in the Loan Agreement, be applied by the Lender in or towards satisfaction of, or retention on account for, the Guarantor's Liabilities in such manner as the Lender may in its discretion determine.

10.2
The Lender may place any money received by it under or in connection with any of the Guarantor's Security Documents to the credit of a suspense account on such terms and subject to such conditions as the Lender may in its discretion determine for so long as the Lender thinks fit without any obligation in the meantime to apply that money in or towards discharge of the Indebtedness, and, despite such payment, the Lender may claim against any of the other Security Parties or prove in the bankruptcy, liquidation or insolvency of any of the other Security Parties for the whole of the Indebtedness at the date of the Lender's demand for payment pursuant to this Guarantee and Indemnity, together with all interest, commission, charges and expenses accruing subsequently.

11	Partial Invalidity
If, at any time, any provision of any of the Guarantor's Security Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

12	Further Assurance
The Guarantor agrees that from time to time on the written request of the Lender it will immediately execute and deliver to the Lender all further documents which the Lender may require for the purpose of perfecting or protecting the security intended to be created by the Guarantor's Security Documents.
13	Miscellaneous
13.1
All the covenants and agreements of the Guarantor in this Guarantee and Indemnity shall bind the Guarantor and its successors and permitted assignees and shall inure to the benefit of the Lender and its successors, transferees and assignees.

13.2	The representations and warranties on the part of the Guarantor contained in this Guarantee and Indemnity shall survive the execution of this Guarantee and Indemnity.
13.3	No variation or amendment of this Guarantee and Indemnity shall be valid unless in writing and signed on behalf of the Guarantor and the Lender.
13.4
A person who is not a party to this Guarantee and Indemnity has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee and Indemnity.

14	Notices
The provisions of clause 18 of the Loan Agreement shall apply (mutatis mutandis) to this Guarantee and Indemnity as if it were set out in full with references to this Guarantee and Indemnity substituted for references to the Loan Agreement and with references to the Guarantor substituted for references to the Borrower.
15	Law and Jurisdiction
15.1	This Guarantee and Indemnity and any non-contractual obligations arising from or in connection with it shall in all respects be governed by and interpreted in accordance with English law.
15.2
For the exclusive benefit of the Lender, the Guarantor irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute (a) arising from or in connection with this Guarantee and Indemnity or (b) relating to any non-contractual obligations arising from or in connection with this Guarantee and Indemnity and that any proceedings may be brought in those courts.

15.3
Nothing contained in this Clause shall limit the right of the Lender to commence any proceedings against the Guarantor in any other court of competent jurisdiction nor shall the commencement of any proceedings against the Guarantor in one or more jurisdictions preclude the commencement of any proceedings in any other jurisdiction, whether concurrently or not.

15.4
The Guarantor irrevocably waives any objection which it may now or in the future have to the laying of the venue of any proceedings in any court referred to in this Clause and any claim that those proceedings have been brought in an inconvenient or inappropriate forum, and irrevocably agrees that a judgment in any proceedings commenced in any such court shall be conclusive and binding on it and may be enforced in the courts of any other jurisdiction.
15.5	Without prejudice to any other mode of service allowed under any relevant law, the Guarantor:
15.5.1	irrevocably appoints Ince Process Agents Ltd. of Aldgate Tower, 2 Leman Street, London E18QN as its agent for service of process in relation to any proceedings before the English courts; and
15.5.2	agrees that failure by a process agent to notify the Guarantor of the process will not invalidate the proceedings concerned.
In witness of which this Guarantee and Indemnity has been duly executed and delivered as a deed the day and year first before written.
Signed and delivered	)
as a Deed by	)
Dryships Inc.	)
acting by	)
Savvas Tournis	)	/s/Savvas Tournis
Its duly authorized	)
Attorney-in-Fact	)
In the presence of	)

Witness signature:
Name:
Address:
ANASTASIA G. PAVLI		/s/Anastasia G. Pavli
Attorney-at-Law 52Ag Konstantinou Street 151-24 Marousi Athens, Greece Tel.: +30 210 6140580

Appendix 1
Data protection information under the EU General Data Protection Regulation for authorized representatives/agent of "legal entities"

Deutsche Bank
Aktiengesellschaft
Data protection information under the EU
General Data Protection Regulation for authorised
representatives/ agents of "legal entities"
April, 2018
The following information provides an overview of how we process your personal data and your rights under data protection law. Which specific data are processed and how they are used is explained below.
Please also forward this information to the current and future authorised representatives and beneficial owners as well as any co-obligors under a loan. These lnclude, e.g., beneficiaries in the event of death, commercial attorneys-In-fact (Prokuristen) or guarantors.
1. Who is responsible for the data processing and who can I contact in this regard
Controller.
Deutsche Bank AG
Taunusanlage 12
60325 Frankfurt am Main
Telefon: (069) 910-10000
Fax: (069) 910-10001
E-mail: deutsche.bank@db.com
Our internal data protection officer may be contacted at
Deutsche Bank AG
Data protection officer
Taunusanlage 12
60325 Frankfurt am Main
Telefon: (069) 910-10000
E-mail: datenschutz.db@db.com
2. What sources and data do we use
We process personal data that we receive from you in your capacity as the authorised representative/agent of the legal entity (prospective and/or existing client). We also process personal data from publicly available sources (e.g.. commercial registers and registers of associations media, Internet) which we lawfully obtain and are permitted to process.
Relevant personal data of the authorised representative/agent may be:
Name, address/other contact information (telephone. e-mail address), date/place of birth, gender, nationality, marital status, legal capacity, employed/self-employed, identification data (e.g., identification document data), authentication data (e.g., specimen signature), tax-ID.
When products/services are purchased and used, additional personal data may be collected, processed and stored in addition 10 the aforementioned data. These primarily include:
Information and records on knowledge of and/or experience with securities, interest rate/currency products/financial investments (MiFID status: suitability/appropriateness test).
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3. Why do we process your data (purpose of the processing) and on what legal basis
We process the aforementioned personal data in compliance with the provisions of the General Data Protection Regulation (GDPR) and the German Federal Data Protection Act (Bundesdatenschutzgesetz - BDSG):
a. for the performance of contractual obligations (article 6 (1) b) GDPR)
The processing of personal data Is carried out in order to perform banking transactions and financial services pursuant to contracts with our clients or to take steps prior to entering into a contract. For further details on the purpose of the data processing, please refer to the respective contractual documentation and terms and conditions.
b. for compliance with a legal obligation (article 6 (1) c) GDPR) or in the public Interest (article 6 (1) e) GDPR)
As a bank, we are also subject to various legal obligations, i.e., statutory requirements (e.g., the German Banking Act /Kredltwesengesetz-KWG), the German Money Laundering Act (Geldwaschegesetz-GWG). the German Securities Trading Act (Wertpapierhandelsgesetz-WpHG). tax laws) as well as banking supervisory requirements (e.g., the European Central Bank , the European Banking Supervisory Authority. Deutsche Bundesbank and the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht - BaFin). The purposes of processing include Identity and age verification as well as anti-fraud and anti-money laundering measures.
c. for the purposes of safeguarding legitimate Interests (article 6 (1) f) GDPR)
Where necessary, we process your data above and beyond the actual performance of our contractual obligations in order to safeguard the legitimate interests pursued by us or by a third party. Examples:
-	Asserting legal claims and mounting a defence in the event of litigation
-	Ensuring the bank's IT security and IT operations
-	Preventing crimes
-	Video surveillance to safeguard against trespassers, to gather evidence In the event of robbery or fraud or to document disposals and deposits, e.g., at ATMs
-	Measures for building and systems security (e.g., admittance control)
-  Measures to ensure against trespassing
d. on the basis of your consent (article 6 (1) a) GDPR)
Insofar as you have granted us consent to the processing of personal data for specific purposes (e.g., transfer of data within the association/Group), the lawfulness of such processing is based on your consent. Any consent granted may be revoked at any time. This also applies to the revocation of declarations of consent that are granted prior to the entry into force of the EU General Data Protection Regulation, i.e., prior to 25 May 2018. Please be advised that the revocation will only take effect in the future and does not apply to processing carried out prior thereto.
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4. Who receives my data
Within the bank, those offices are given access to your data which re- quire them In order to perform our contractual and statutory obligations. Service providers and vicarious agents employed by us may also receive data for these purposes If they observe banking secrecy and our written instructions under data protection law. With regard to the transfer of data to recipients outside the bank, it must first of all be noted that as a bank we are under a duty to maintain secrecy about any customer-related facts and evaluations (applies equally to authorised representatives/agents) of which we may have knowledge (Banking secrecy under no. 2 of our Gen-eral Business Conditions). We may only disclose information about you If we are legally required to do so, if you have given your consent and/or if processors commissioned by us guarantee compliance with banking secrecy and the provisions of the GDPR/BDSG.
5. Is data transferred to a third country or to an international organisation
Data will only be transferred to bodies in countries outside the EU or the EEA (so-called third countries) if this is required for the execution of your client's orders (e.g., payment and securities orders), prescribed by law (e.g., reporting obligations under tax law), if you have given us your consent or in the context of commissioned data processing. If service providers in a third country are used, they are obligated to comply with the data protection level in Europe in addition to written instructions by agreement of the EU standard contractual clauses.
6. How long will my data be stored
We process and store your personal data as long as you are authorised to represent the respective legal entity in dealings with us.
If the data are no longer required for the performance of our contractual and statutory obligations, they are regularly deleted , unless their further processing {for a limited lime) is necessary for the following purposes:
 - Compliance with records retention periods under commercial and tax law, such as the German Commercial Code (Handelsgesetzbuch - HGB); the German Tax Code /Abgabenordnung-AO); the Banking Act {Kreditwesengesetz - KWG); the Money Laundering Act (Geld- waschegesetz - GwG); and the Securities Trading Act (Wertpapier- handelsgesetz - WpHG). The records retention periods prescribed therein range from two to 10 years.
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Deutsche Bank
Aktiengesellschaft
Data protection information under the EU
General Data Protection Regulation for authorised
representatives I agents of "legal entities"
April, 2018
-
Preservation of evidence within the scope of statutes of limitations.  Under section 195 el seq. of the German Civil Code (BOrgertiches Gesetzbuch- BGBJ, these limitation periods may be up to 30 years, whereby the regular limitation period is three years.

7. What data protection rights do I have
Every data subject has a right of access (article 15 GDPR). a right to rectification (article 16 GDPR). a right to erasure  (article 17 GDPR), a right to restriction or processing (article 18 GDPR), a right to object (article 21 GDPR) and a right to data portability (article 20 GDPR). The right of access and right to erasure are subject to the restrictions under sections 34 and 35 BDSG. Data subjects also have a right to lodge a complaint with a supervisory authority (article 77 GDPR in conjunction with section 19 BDSG).
You may revoke your consent to the processing or personal data at any time. This also applies to the revocation of declarations or consent that are granted prior to the entry into force of the General Data Protection Regulation, i.e., prior to 25 May 2018. Please be advised that the revocation will only take effect In the future. Any processing that was carried out prior to the revocation shall not be affected thereby.
8. Am I under any obligation to provide data
Within the scope of our business relationship with the legal entity you represent in dealings with us. you must provide personal data which is necessary for accepting and executing any representative authority/authorisation and !he performance of the associated contractual obligations or which we are legally obligated to collect. As a rule, we would not be able to accept you as the authorised representative/agent without these data or we would have to revoke any existing representative authority/authorisation.
In particular, provisions of money laundering law require that we verify your identity before establishing the authority/authorisation, for example, by means of your identity card and that we record your name, place of birth, date of birth, nationality and your residential address. In order for us to be able to comply with this statutory obligation, you must provide us with the necessary information and documents in accordance with section 4(6) GWG and notify us without undue delay of any changes that may arise during the course of the business relationship. If you do not provide us with the necessary information and documents, we will not be allowed to institute or continue the rrepresentative authority/authorisation requested by the respective legal entity.
Information on your right to object under article 21 of the General Data Protection Regulation (GDPR)
Ad hoc right to object
You have the right to object, on grounds relating to your particular situation, at any time to processing of personal data concerning you which is based on article 6(1) e) GDPR (processing in the public interest) and is based on article 6(1)(f) GDPR (processing for the purposes of safeguarding legitimate interests).
If you lodge an objection, we will no longer process your personal data unless we can demonstrate compelling legitimate grounds for the processing which override your interests, rights and freedoms or unless the processing is for the establishment, exercise or defence of legal claims.
There are no formal requirements for lodging an objection; where possible it should be made by telephone to: +49 (69) 910 -10000 or alternatively at the branch.
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